February 6, 2012

VIA EDGAR

Mr. Christian Windsor

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:   Home Loan Servicing Solutions, Ltd.

Registration Statement on Form S-1

File No. 333-172411

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600

Main Fax +1 312 701 7711

www.mayerbrown.com

Philip J. Niehoff

Direct Tel +1 312 701 7843

Direct Fax +1 312 706 8180

pniehoff@mayerbrown.com

Dear Mr. Windsor:

This letter responds on behalf of Home Loan Servicing Solutions, Ltd. (the “Company”) to the Staff’s letter dated January 24, 2012 with respect to Amendment No. 5 to the above-referenced Registration Statement on Form S-1 (as it may be amended or supplemented, the “Registration Statement”). Set forth below are the Company’s responses to the Staff’s comments. Concurrently with the filing of this letter, the Company is submitting (via EDGAR) Amendment No. 6 to the Registration Statement, which reflects changes made to the Registration Statement in response to the Staff’s comments.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments in bold face text, and the Company’s response is set forth immediately following each Staff comment.

General Comments

1.	We note that you intend to file the tax opinion and legality opinion in a subsequent amendment. Please provide the staff with the opinions with sufficient time in order to review the opinions and related disclosure prior to any request for effectiveness. Also, please consider whether the U.S. tax treatment, including the treatment of Home Loan Servicing Solution as a passive foreign investment company and the related taxation of your profits, is a material tax consequence of the transaction that would require an opinion and accompanying revisions to your disclosure. Please refer to Item 601(b)(8) and 601(b)(5) of Regulation S-K.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Mr. Christian Windsor

February 6, 2012

The legality and tax opinions referenced above have been included as Exhibits 5.1 and 8.1 to Amendment No. 6 to the Registration Statement filed herewith. The tax disclosure set forth in the Registration Statement fully and appropriately reflects the tax consequences to investors of investing in the Company and the risks that could result from IRS challenges to the Company’s view as to the proper tax treatment of the Company and its investors. The Company has revised the Registration Statement to clearly indicate the opinions of Kramer Levin Naftalis & Frankel LLP, tax counsel to the Company, set forth in the Registration Statement.

Risk Factors

A significant increase in prepayment speeds…, page 19

2.	Please provide the staff with management’s calculation, based upon current prepayment speeds, of the meaningful remaining life of the mortgage servicing rights to be acquired as part of the transaction. Please also indicate that, if your plan to acquire additional rights through the sale of additional equity securities is not successful, how management intends to address a situation in which the outstanding balance on the mortgages underlying the servicing rights is insufficient to cover the expenses of operating the rights.

Based on current prepayment speeds, which have averaged 15.1% over the previous four quarters, the Company estimates that the mortgage loans underlying the Rights to MSRs that will be acquired in the Initial Acquisition will have a remaining unpaid principal balance of approximately $6.7 billion five years following the date of their acquisition. The Company has indicated that third-party appraisers generally consider the meaningful remaining life of the Initial Mortgage Servicing Rights to be 10 years, representing the period of time over which the net cash flows of such Initial Mortgage Rights are material.

The Company believes that the mortgage loans underlying the Rights to MSRs that will be acquired in the Initial Acquisition will continue to generate sufficient servicing fee revenue during the first five years after the completion of the Initial Acquisition to cover the expected expenses of operating the Company, including the payment of dividends. If, however, the Company is unable to acquire new Mortgage Servicing Assets through the issuance of additional ordinary shares or otherwise, the Company has indicated that it would likely reevaluate its long-term business strategy if such conditions persist following the expiration of such five-year period. One possible outcome of this evaluation would be for the Company to sell its remaining Mortgage Servicing Assets some time thereafter and use the proceeds to pay a liquidating distribution to its shareholders. The Company has revised the Registration Statement to include additional information in this regard. See “Risk Factors—Risks Related to Our Business and Industry—A significant increase in

Mayer Brown LLP

Mr. Christian Windsor

February 6, 2012

prepayment speeds would reduce the unpaid principal balance of the mortgage loans underlying our Mortgage Servicing Assets and could adversely affect our operating results”, “Risk Factors— Risks Related to Our Business and Industry— We may be unable to maintain the unpaid principal balance of the mortgage loans underlying our Mortgage Servicing Assets at an adequate level, which may cause administrative expenses to increase relative to our equity base” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Use of Proceeds, page 42

3.	Please revise your disclosure to provide a reasonable summary of the analysis supporting MIAC’s fairness opinion. Also, please revise your disclosure to indicate the amount paid by Home Loan Servicing Solutions for MIAC’s opinion, and any other amounts paid to MIAC by Home Loan Servicing Solutions or its affiliates during the prior two years.

The Company has revised the Registration Statement to provide the requested disclosure. See “Use of Proceeds.”

Please direct any questions or comments regarding the foregoing to the undersigned at (312) 701-7843. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Philip J. Niehoff

cc:	Michael J. McElroy, Home Loan Servicing Solutions Ltd.
Benjamin Phippen, Securities and Exchange Commission
John Nolan, Securities and Exchange Commission
Jon Van Gorp, Mayer Brown LLP
Danielle Carbone, Shearman & Sterling LLP